Exhibit 21.1

Engility Holdings, Inc.
Subsidiaries of the Registrant

Entity Name	State of Organization
Engility LLC	Delaware
East Merger Sub, LLC	Delaware
Dynamics Research Corporation	Massachusetts
Engility Corporation	Massachusetts
TASC Parent LLC	Delaware